Exhibit 99.3

Press Release

For immediate release

LIMINAL BIOSCIENCES TO DIVEST BIOSEPARATIONS DIVISION TO KKR

LAVAL, QC, ROCKVILLE, MD and CAMBRIDGE, UK – November 4, 2019 – Liminal BioSciences Inc. (TSX: LMNL, OTCQX: PFSCF) (“Liminal BioSciences” or the “Company”), a clinical-stage biopharmaceutical company focused on developing novel therapeutics to treat unmet needs in patients with liver, respiratory and kidney disease, announced today the signature of a binding share purchase agreement for the divestment (the “Proposed Sale”) of its Isle of Man-based bioseparations business operated through its subsidiary Prometic Bioseparations Ltd (“PBL”) to KKR, a leading global investment firm (“KKR”).

“We are very pleased to announce the initial transaction resulting from our ongoing strategic process that will further our transition to a new focus on our small molecule therapeutics division,” stated Kenneth Galbraith, Chief Executive Officer of Liminal BioSciences. “The initial cash proceeds from the Proposed Sale will serve to strengthen our financial position, and the Company will have the opportunity to receive further potential cash payments based on the future performance of PBL’s business.”

Subject to its terms and conditions, the Proposed Sale will include the sale of all of the shares of PBL. Liminal BioSciences will be entitled to receive up to GBP 45 million (the “Purchase Price”) under the Proposed Sale, with up to GBP 32 million payable upon closing of the Proposed Sale (the “Closing Payment”), subject to pre-closing and post-closing adjustments for working capital and indebtedness. Liminal BioSciences will also be entitled to receive up to GBP 13 million in deferred payments based on the achievement of future annual PBL revenue thresholds. The Proposed Sale is expected to close in the fourth quarter of 2019, subject to customary closing conditions, and is not subject to any financing conditions.

Press Release for immediate release	1

Mr. Galbraith added, “PBL will remain an important partner for the manufacture of our plasma-derived therapeutics, and Liminal BioSciences will continue to work together with PBL for the supply of affinity adsorbents used in the manufacturing activities for our lead plasma-derived therapeutic product, Ryplazim™ (plasminogen), through a long-term supply agreement.

“The Proposed Sale will allow PBL to grow its bioseparations business independently and extend its leadership position in the field of bioseparations,” said Steve Burton, Ph. D., Chief Executive Officer of PBL. “We look forward to collaborating closely with KKR on continuing to grow our business and meeting the needs of our customers, including Liminal BioSciences’ plasma-derived therapeutics business.”

For KKR, the investment is being funded through KKR’s Health Care Strategic Growth Fund, which is focused on investing in high-growth health care-related companies for which KKR can be a unique partner in helping reach scale.

Lazard is acting as exclusive financial advisor to Liminal BioSciences in connection with the Proposed Sale, and Stikeman Elliott is acting as legal advisor. SilverMill, LLC collaborated with KKR in connection with the Proposed Sale.

About Liminal BioSciences Inc.

Liminal BioSciences (www.liminalbiosciences.com) is an innovative biopharmaceutical company with a broad pipeline of small molecule therapeutics under development to treat unmet needs in patients with liver, respiratory and kidney disease, with a focus on rare or orphan diseases. Liminal BioSciences’ research involves the study of several G-protein-coupled-receptors, GPR40, GPR84 and GPR120, known as free fatty acid receptors (FFARs). These drug candidates have a novel mechanism of action as agonists (“stimulators”) of GPR40 and GPR 120 and antagonists (“inhibitors”) of GPR84. Our lead drug candidate, PBI-4050, is expected to enter Phase 3 clinical studies for the treatment of Alström Syndrome after further consultation and approval by the FDA and EMA. A second drug candidate, PBI-4547, is currently in a Phase 1 clinical study.

Press Release for immediate release	2

Liminal BioSciences has also leveraged its lengthy experience in bioseparation technologies through its wholly-owned subsidiary Prometic Bioproduction Inc. to isolate and purify biopharmaceuticals from human plasma. Our lead plasma-derived therapeutic product is Ryplazim™ (plasminogen), for which the Company expects to file a BLA with the US FDA in the first half of 2020 seeking approval to treat patients with congenital plasminogen deficiency.

Liminal BioSciences has active business operations in Canada, the United States and the United Kingdom.

Forward Looking Statement

This press release contains forward-looking statements about Liminal BioSciences’ objectives, strategies and businesses that involve risks and uncertainties. Forward-looking information includes statements concerning, among other things, whether the Proposed Sale will be completed, the anticipated benefits of the Proposed Sale to the Company and its shareholders and whether the Company will receive the deferred payments under the Proposed Sale. These statements are “forward-looking” because they are based on our current expectations about the markets we operate in and on various estimates and assumptions. Actual events or results may differ materially from those anticipated in these forward-looking statements if known or unknown risks affect our business, or if our estimates or assumptions turn out to be inaccurate. Such risks and assumptions include, but are not limited to, the risk that the conditions to the Proposed Sale are not satisfied on a timely basis or at all and the failure of the Proposed Sale to close for any other reason; the impact to the Company’s business that could result from the announcement of the Proposed Sale; Liminal BioSciences’ ability to develop, manufacture and successfully commercialize value-added pharmaceutical products, the availability of funds and resources to pursue R&D projects, the successful and timely completion of clinical studies, the ability of Liminal BioSciences’ to take advantage of business opportunities in the pharmaceutical industry, uncertainties related to the regulatory process and general changes in economic conditions. You will find a more detailed assessment of the risks that could cause actual events or results to materially differ from our current expectations in the Annual Information Form for

Press Release for immediate release	3

the year ended December 31, 2018, under the heading “Risks and Uncertainties related to Liminal BioSciences’ Business.” As a result, we cannot guarantee that any forward-looking statement will materialize. We assume no obligation to update any forward-looking statement even if new information becomes available, as a result of future events or for any other reason, unless required by applicable securities laws and regulations.

For further information please contact:

For further information please contact:

Bruce Pritchard

b.pritchard@liminalbiosciences.com

+1 450.781.0115

Patrick Sartore

p.sartore@liminalbiosciences.com

+1 450.781.0115

Press Release for immediate release	4